UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

12 January 2006

BLUE SQUARE – ISRAEL LTD.
2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto are the proxy statement and related letter to shareholders and notice of meeting to be sent to shareholders of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. BY: /S/ Iris Penso —————————————— Iris Penso, Adv. General Counsel & Corporate Secretary

BLUE SQUARE – ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

Dear Shareholder,

You are cordially invited to attend an Annual General Meeting of Shareholders of Blue Square – Israel Ltd. (the “Company”) to be held at 11:00 A.M., Israel time, on February 2, 2006, at the Company’s offices at 2 Amal Street, Rosh Ha’ayin, Israel. The purposes of this meeting are to receive and consider the Auditors’ Report, Directors Report and Financial Statements of the Company for the fiscal year ended December 31, 2004, to elect directors to the Company’s Board of Directors, appoint auditors for the year 2006, and to consider the other matters set forth in the accompanying Notice of Annual General Meeting and Proxy Statement. The Company’s Board of Directors recommends that you vote “FOR” the proposals, as specified on the enclosed form of proxy.

We look forward to greeting personally those Shareholders who are able to be present at the shareholder meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two (2) business days prior to the meeting.

Thank you for your continued cooperation.

Very Truly Yours, David Weissman Chairman of the Board

Tel-Aviv, Israel
January 13, 2006

BLUE SQUARE – ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders of Blue Square –Israel Ltd. (the “Company”) will be held at 11:00 A.M., Israel time, on February 2, 2006 at the Company’s offices at 2 Amal Street, Rosh Ha’ayin, Israel in order to adopt the following resolutions or to consider the following items:

1.	To receive and consider the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2004;

2.	To elect directors to the Board of Directors of the Company;

3.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s auditors for the year 2006; to authorize the Board of Directors and the Audit Committee to determine the auditors’ fees; and to inform the shareholders the aggregate compensation paid to the auditors for the year ended December 31, 2005;

4.	To approve the compensation of the Chairman of the Board of Directors of the Company;

5.	To approve amendments to the Company’s Articles of Association to amend the list of those certain matters that require the approval of 75% of the members of the Board of Directors to be deemed approved by the Board of Directors;

6.	To approve an Agreement among the Company, Blue Square Chain Investments & Properties Ltd. and The Blue Square Chain (Hyper Hyper) Ltd.;

7.	To approve and ratify an employment agreement between the Company and Mr. Shimshon Fisher;

8.	To approve an arrangement by which certain employees of Alon Israel Oil Company Ltd. and its affiliates, Palace Candles Inc. and its affiliates, Africa Israel Investments Ltd. and its affiliates, and Blue Square Furniture Ltd will receive discounts on their purchases at Company stores;

9.	To approve the following transactions and arrangements involving Diners Club Israel Ltd. (“Diners Israel”):

—	The joint acquisition by the Company and Dor Alon Energy Israel (1998) Ltd. (“Dor Alon Energy”) of 49% of the outstanding shares of the capital stock of Diners Israel;
—	The activity of the Customer Club (as defined below) pertaining to credit cards issued by Diners Israel to the Customer Club’s members;
—	Other related agreements and arrangements; and

10.	To approve the establishment of a joint customers program (the “Customer Club”) together with Dor Alon Energy.

In addition, the Shareholders may consider and act upon such other business as may properly come before the shareholder meeting and any adjournment thereof.

Shareholders of record at the close of business on January 12, 2006 are entitled to notice of, and to vote at, the shareholder meeting and any adjournment thereof. Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. Shareholders who attend the meeting may revoke their proxies in writing and vote their shares in person.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares. For this purpose, the first joint shareholder shall be the person whose name is entered first in the Company’s Register of Shareholders.

By Order of the Board of Directors, David Weissman Chairman of the Board

Tel-Aviv, Israel
January 13, 2006

BLUE SQUARE – ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel

PROXY STATEMENT
For the Annual General Meeting of Shareholders to be held on February 2, 2006

        This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by The Bank of New York (“BONY”), of Blue Square – Israel Ltd. (the “Company” or “Blue Square”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on February 2, 2006, at 11:00 A.M. (Israel time) at the offices of the Company, 2 Amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

        It is proposed at the General Meeting to adopt the following resolutions or to consider the following items:

1.	To receive and consider the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2004;

2.	To elect directors to the Board of Directors of the Company;

3.	To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s auditors for the year 2006; to authorize the Board of Directors and the Audit Committee to determine the auditors’ fees; and to inform the shareholders the aggregate compensation paid to the auditors for the year ended December 31, 2005;

4.	To approve the compensation of the Chairman of the Board of Directors of the Company;

5.	To approve amendments to the Company’s Articles of Association to amend the list of those certain matters that require the approval of 75% of the members of the Board of Directors to be deemed approved by the Board of Directors;

6.	To approve an Agreement (the “Intercompany Agreement”) among the Company, Blue Square Chain Investments & Properties Ltd. (“BSIP”) and The Blue Square Chain (Hyper Hyper) Ltd. (“Hyper Hyper”);

7.	To approve and ratify an employment agreement between the Company and Mr. Shimshon Fisher;

8.	To approve an arrangement by which certain employees of Alon Israel Oil Company Ltd. (together with its affiliates, “Dor Alon Group”) and its affiliates, Palace Candles Inc. (together with its affiliates, “Palace Candles Group”) and its affiliates, Africa Israel Investments Ltd. (together with its affiliates, “Africa Israel Group”) and its affiliates, and Blue Square Furniture Ltd. ( “IKEA”) will receive discounts on their purchases at Company stores (the “Employee Discount Arrangement”);

9.	To approve the following transactions and arrangements involving Diners Club Israel Ltd. (“Diners Israel”):

—	The joint acquisition by the Company and Dor Alon Energy Israel (1998) Ltd. (“Dor Alon Energy”) of 49% of the outstanding shares of the capital stock of Diners Israel;
—	The activity of the Customer Club (as defined below) pertaining to credit cards issued by Diners Israel to the Customer Club’s members;
—	Other related agreements and arrangements; and

10.	To approve the establishment of a joint customers program (the “Customer Club”) together with Dor Alon Energy.

        The Company currently is unaware of any other matters that may be raised at the General Meeting.

        A form of proxy for use at the General Meeting and a return envelope for the proxy are enclosed. By appointing “proxies,” shareholders may vote at the General Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least two business days prior to the General Meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the General Meeting or any adjournment thereof. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BONY (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date.

        The Board of Directors of the Company is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about January 13, 2006. In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation thereof, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs. As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “1934 Act”), related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

        Only shareholders and ADR holders of record at the close of business on January 12, 2006 shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on January 12, 2006, the Company had outstanding Ordinary Shares, each of which is entitled to one vote for each of the matters to be presented at the General Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy, shall constitute a quorum regardless of the number of shares represented.

        Except for the proposal relating to the amendment of the Company’s Articles of Association, each of the resolutions to be presented at the General Meeting requires the affirmative vote of at least a majority of the voting power represented at the General Meeting in person or by proxy and voting on the matter presented. The proposal relating to the amendments to the Company’s Articles of Association will require the affirmative vote of at least 66-2/3% of the voting power represented at the General Meeting in person or by proxy and voting on the matter presented. The proposals relating to (i) the compensation of the Chairman of the Board of Directors of the Company, (ii) the Intercompany Agreement with BSIP and Hyper Hyper, (iii) employment agreement with Mr. Shimshon Fisher, (iv) the Employee Discount Arrangement, (v) the transactions and arrangements involving Diners Israel, and (vi) the Customer Club will each be adopted only if either (a) the majority of shares voted at the meeting (without taking into account abstentions) includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the transaction and who are present and voting, in person or by proxy, at the meeting, or (b) the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

        The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

        The following table sets forth certain information as of, December 31, 2005, concerning (i) the persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by directors and officers of the Company as a group.

Directors, Officers and 5% Shareholders	Ordinary Shares Beneficially Owned Number of shares	Percent

Bronfman-Alon Ltd. (1)
Tzarfat Building, Yakum Euro Park, Kibbutz Yakum, Israel	29,949,842	76.89%

Directors and Officers of the Company as a group (consisting of 25
persons) (2)	0	0%

(1) Bronfman-Alon Ltd. is owned by each of the following:

(i) 73.5% is owned through various subsidiaries by Alon Israel Oil Company Ltd., an Israeli-based fuel company, which is owned approximately 35% by the purchasing entities of kibbutzim in Israel, approximately 26% by Africa Israel Trade and Agencies Ltd., a subsidiary of Africa Israel Investments Ltd. (“Africa Israel”), a public company traded on the Tel Aviv Stock Exchange, and approximately 39% by Bielsol Investments (1987) Ltd. (“Bielsol”). Mr. Lev Levayev is the controlling shareholder of Africa Israel. Mr. David Wiessman and the Biran family are the controlling shareholders of Bielsol.

(ii) 26.5% is owned through various subsidiaries by Bronfman-Fisher Investments Ltd., which is owned approximately 49.8% by Mr. Matthew Bronfman and approximately 50.2% by Mr. Yaakov Shalom Fisher.

(2) Does not take into account Ordinary Shares that directors of the Company may be deemed to beneficially own by virtue of their interest in, or relationship with, Bronfman-Alon Ltd.

ITEM 1 – CONSIDERATION OF THE AUDITORS’ REPORT AND FINANCIAL
STATEMENTS

        At the General Meeting, the Auditors’ Report and the Financial Statements of the Company for the fiscal year ended December 31, 2004 will be presented, reviewed and considered.

ITEM 2 – ELECTION OF DIRECTORS

        The Board of Directors has nominated the nine (9) persons named and described below to be elected as directors, in addition to the Company’s two external directors, constituting the entire Board of Directors. All of the nominees currently serve as directors of the Company. The current shareholding of Bronfman-Alon Ltd. empowers it to elect all of the Company’s directors.

        Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees, to hold office until the next General Meeting and until his/her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

        The nominees to serve on the Board of Directors of Blue Square are:

Name	Age	Position
David Wiessman	51	Chairman of the Board of Directors
Yitzhak Bader	59	Director
Yaakov Shalom Fisher	48	Director
Pinchas Cohen	54	Director
Shaul Gliksberg	44	Director
Davidi Marom	52	Director
Shlomo Even	49	Director
Ron Hadassi	40	Director
Elisha Eitani	56	Director

        David Wiessman is currently the Chairman of the board of directors of the Company. In addition, Mr. Wiessman is currently the Vice Chairman and substitute Chairman of the Board of Directors of BSIP, President and Chief Executive Officer of Alon Israel Oil Company Ltd. and President and Chairman of the Board of Directors of Dor Alon Energy, Chief Executive Officer of Bielsol Investments (1987) Ltd. and Chairman of the Board of Bronfman-Alon, Alon U.S.A. Energy, Inc. and other companies. Mr. Wiessman is a member of the Compensation Committee of Blue Square.

                Yitzhak Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the Board of Directors of Alon Israel Oil Company Ltd. and joint Chairman of the Board of Directors of Dor Alon Energy, and a director in Bronfman-Alon, BSIP, Dor Alon Gas Technologies Ltd., Dor Alon Operating Service Stations Ltd., Pri-Gat Ltd., entities under control of Granot, and One Technologies Software (ASD) Ltd., Alon U.S.A. Energy and various companies affiliated with the Dor Alon Group.

                Yaakov Shalom Fisher is currently the Chairman of the Board of Directors of BSIP, President of Palace Candles Inc., a manufacturer and marketer of candles, aluminum and disposable products in Israel and in the United States, and a director in Bronfman-Alon, Blue Square Furniture Ltd. (IKEA franchise in Israel) and in a number of other companies in Israel and abroad.

        Pinchas Cohen is currently Chief Executive Officer of Africa Israel Investments Ltd., a director in Bronfman-Alon and a director of subsidiaries and affiliates of Africa Israel Investment Group Ltd., Alon Israel Oil Company Ltd., Dor Alon Energy, and Alon U.S.A. Energy.

        Shaul Gliksberg is currently the Chief Financial Officer of Africa Israel Investments Ltd. He is also Chairman of the Board of Directors of Peanuts and Cotton Marketing Co., Kol Rega Radio Ltd., TTT Communications Ltd. and Hassadeh ve Matah Ltd. and various companies affiliated with Dor Alon Group.

        Davidi Marom is currently CEO of Jordan Valley Economies and Zemach Leasing (1993) Ltd., and a director of Zemach Regional Industries-Jordan Valley Ltd., other Zemach affiliated entities and other companies.

        Shlomo Even is currently an accountant and partner of the accounting firm of Tiroshi Even, and a director of Super Sol Bielsol Investments Ltd., Alon Israel Oil Company Ltd., Dor Alon Energy and other companies. Mr. Even is a member of the Audit Committee of Blue Square.

        Ron Hadassi is currently an employee of Palace Group, a lecturer for banking and financing at the Interdisciplinary Center in Herzilya, a director in Bronfman-Alon and BSIP and an external director in Na’aman Porzelon Ltd. and Bet Shemesh Engines Holdings Ltd. Mr. Hadassi is a member of the Audit Committee of Blue Square.

        Elisha Eitani is currently Chief Executive Officer of Hechal – Haner Ltd.

        It is proposed that at the General Meeting, the following Resolution be adopted:

“RESOLVED, that David Wiessman, Yitzhak Bader, Yaakov Shalom Fisher, Pinchas Cohen, Shaul Gliksberg, Davidi Marom, Shlomo Even, Ron Hadassi, and Elisha Eitani be, and hereby are, each elected to hold office as a director of the Company.”

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

        The Board of Directors recommends a vote FOR the nominees to the Board of Directors.

Independent-External Directors

        Companies Law Requirements. Under the Israeli Companies Law, 1999 (the “Companies Law”), public companies are required to elect two external directors who must meet specified standards of independence. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with us, any entity controlling us or any entity controlled by or under common control with us. The term “affiliation” includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;

—	control; and
—	service as an office holder.

        No person can serve as an external director if the person’s position or other business create, or may create, conflict of interests with the person’s responsibilities as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

        External directors are elected by a majority vote at a shareholders’ meeting. The votes in favor of the election must include either (i) at least one third of the votes of the shareholders attending and voting who are non controlling shareholders of the company, without taking abstentions into account or (ii) the total vote of such non controlling shareholders who vote against the election represent 1% or less of all of the voting rights in the company. External directors serve for a three year term, which may be renewed for only one additional three year term. External directors can be removed from office only by the same special majority vote of shareholders required to elect them, or by court order. External directors may be removed from office only if they cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

        If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender.

        Any committee of the board of directors must include at least one external director, except the audit committee, which must include all external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such person’s service.

         As of December 31, 2006, David Wainshal and Zeev Vurembrand served as the Company’s external directors.

        New York Stock Exchange Requirements. The Company is subject to the rules of the NYSE applicable to listed companies that are foreign private issuers. Under such NYSE rules, each member of the Company’s audit committee must be independent. See “- Audit Committee” below for a description of the independence standard under the New York Stock Exchange rules as applicable to foreign private issuers.

Audit Committee

        Companies Law Requirements. Under the Companies Law, a public company must also appoint an audit committee, comprised of at least three directors including all of the external directors, but excluding the chairman of the board of directors, the general manager, the chief executive officer, a controlling shareholder and any director employed by the company or who provides services to the company on a regular basis. The role of the audit committee is to examine flaws in the business management of the company, in consultation with the internal auditor and the company’s independent accountants, and suggest appropriate course of action. The audit committee also determines whether to approve certain actions and transactions with related parties. Arrangements regarding compensation of directors require the approval of the audit committee, the board of directors and the shareholders.

        New York Stock Exchange Requirements. Under the NYSE rules as applicable to foreign private issuers, the Company is required to have an audit committee that satisfies the requirements of Rule 10A-3 of the 1934 Act. The responsibilities of an audit committee under these NYSE rules include being directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

        The independence requirements of Rule 10A-3 of the 1934 Act implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member’s capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an “affiliated person” of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

          The definition of “affiliate” for non-investment companies is “a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.” The term “control” is intended to be consistent with the other definitions of this term under the 1934 Act, as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” A safe harbor has been adopted under the rule, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer. There are also certain limited exceptions for an audit committee member who also sits on the board of directors of an affiliate to a listed issuer, so long as, except for being a director on such board of directors, the audit committee member otherwise meets the independence requirements for each entity.

        Corporate Governance. The Company includes on its web site a statement containing a general description of the significant ways in which the Company’s corporate governance practices differ from those required of U.S. domestic companies under NYSE standards. This statement can be accessed on the Company’s web site at <www.bsi.co.il/en/index.asp> (under “Investor Information”).

        As of December 31, 2005, the members of the Audit Committee were David Wainshal, Zeev Vurembrand, Shlomo Even and Ron Hadassi.

ITEM 3 – APPOINTMENT OF AUDITORS

        Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, has been nominated by the Board of Directors of the Company for appointment as the auditors of the Company for the year ending December 31, 2006. Kesselman & Kesselman are the Company’s current auditors and have no relationship with the Company or with any affiliate of the Company, except as auditors.

        It is proposed that at the General Meeting the following resolution be adopted:

        “RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2006, and that the Board of Directors, upon recommendation of the Audit Committee be, and hereby is, authorized to determine the fees of the said auditors.”

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

        The Board of Directors and the Audit Committee recommend a vote FOR approval of the proposed resolution.

ITEM 4 – APPROVAL OF COMPENSATION TO THE CHAIRMAN
OF THE BOARD OF DIRECTORS

        Pursuant to the Companies Law, the terms of employment of a director, including the terms of his employment as an officer of the Company, require the approval of the Audit Committee, the Board of Directors, and the shareholders voting at a general meeting of shareholders.

        On November 15, 2005, Mr. David Wiessman replaced Mr. Mathew Bronfman as the Chairman of the Company. In the past, the Audit Committee, the Board of Directors, and the shareholders voting at a general meeting of shareholders had approved the compensation of Mr. Matthew Bronfman in his capacity as the Chairman of the Board of Directors of the Company. It is proposed that the Company grant the same compensation to Mr. David Wiessman in his capacity as the Chairman of the Board of Directors of the Company (the “Chairman”).

        Under the proposal, the current compensation would consist of a monthly payment of NIS 42,456 plus VAT commencing from November 15, 2005; such amount would be linked to changes in Israel’s consumer price index since November 2005 and would be updated every three months. This compensation was arrived at based on a base payment of NIS 42,000 which was linked to changes in Israel’s consumer price index since May 2003. No additional fees would be paid to the Chairman for attending meetings of the Board of Directors or any committee of the Board of Directors. The Chairman would also be entitled to reimbursement of actual expenses incurred by him in connection with his service as the Chairman of the Board.

        It is proposed that at the General Meeting the following resolution be adopted:

        “RESOLVED, that the compensation to the Chairman of the Board of Directors of the Company, be, and hereby is, approved.”

        Because the Chairman is considered a “controlling shareholder” under the Companies Law, the approval of the terms of the compensation requires that either:

—	the majority of shares voted at the meeting (without taking into account abstentions) includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the transaction and who are present and voting, in person or by proxy, at the meeting; or

—	the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

        The Board of Directors and the Audit Committee recommend a vote FOR approval of the compensation to the Chairman of the Board of Directors.

ITEM 5 – AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

        The Board of Directors proposes to amend Section 23.5 of the Articles of Association to amend the list of those certain matters that require the approval of 75% of the members of the Board of Directors to be deemed approved by the Board of Directors.

        Existing Section 23.5 of the Articles of Association provides the following:

“Issues arising at board of directors’ meetings shall be decided by a majority of votes of the directors present (or participating, in the case of voting by media) and voting, each director having one vote.

Notwithstanding the foregoing, subject to any applicable law, the board of directors shall not, without the affirmative vote of at least seventy five percent (75%) of the members of the board of directors who participate and vote at a meeting of the board of directors, resolve to do any of the [actions listed in subsections (a) through (g) of Section 23.5 of the Articles of Association].”

        The Board of Directors proposes to replace subsections (a) through (g) of Section 23.5 of the Articles of Association with the following language:

(a)	approve any material transaction involving Blue Square group which requires the Blue Square group to invest in equity a sum exceeding 20 Million US Dollars;
(b)	approve the entering into new fields of business by the Blue Square Group;
(c)	approve transactions between Blue Square group and Interested Parties;
(d)	approve amendments to the Articles of Association of the Company;
(e)	approve a merger between the Company and Blue Square Investments & Properties LTD (“BSIP”); or an acquisition offer regarding BSIP shares held by the public; or reorganizational structural changes of the Company or BSIP.

        It is proposed that at the General Meeting the following resolution be adopted:

        “RESOLVED, to approve the proposed amendment to Section 23.5 of the Company’s Articles of Association.”

        The affirmative vote of the holders of 66-2/3% of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

        The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 6 – APPROVAL OF AN INTERCOMPANY AGREEMENT BETWEEN THE COMPANY, ON ONE HAND, AND BLUE SQUARE CHAIN INVESTMENTS & PROPERTIES LTD AND THE BLUE SQUARE CHAIN (HYPER HYPER) LTD., ON THE OTHER HAND

        Pursuant to the Israeli Companies Law, any extraordinary transaction between a company and another entity in which the controlling shareholder(s) of such company have a personal interest requires the approval of the Audit Committee, the Board of Directors, and the shareholders voting at a general meeting of shareholders. Because certain controlling shareholders of the Company also serve as directors of BSIP, the Agreement requires such approvals.

        The Intercompany Agreement was approved by (i) the Audit Committee, the Board of Directors, and the shareholders voting at a meeting of shareholders of BSIP (other than an amendment to the Intercompany Agreement (regarding customer clubs) which has yet to have been approved by such meeting) and (ii) the Audit Committee and the Board of Directors of the Company. Following the approval by the Audit Committee and the Board of directors of the Company, it is proposed that the shareholders approve the Intercompany Agreement among the Company, BSIP and Hyper Hyper. The material terms and conditions of the agreement are as follows:

        Background. The Company controls BSIP and BSIP controls Hyper Hyper. The Company and Hyper Hyper operate a chain of supermarkets that are known as the Blue Square chain (the “the Blue Square Chain” or the “Chain”). The Chain consists of a number of store formats (e.g., Mega, Super Center and Shefa Shuk). The Company and Hyper Hyper are parties to a set of mutual agreements and arrangements that govern the common operation of the Chain, the common procurement of services and the allocation of expenses. In light of the development of the Chain and changes in its economic environment, the parties agreed to revise certain existing arrangements and enter into certain new arrangements. Any existing mutual agreements and arrangements among the parties that are not revised or amended by the Intercompany Agreement remain in full force and effect. The Audit Committee and the Board of Directors of the Company believe that it is in the best interest of the Company to enter into the Intercompany Agreement because the arrangements therein constitute an efficient and fair basis for the common operation of the Chain.

        Advertisement and Marketing. Advertisement and marketing expenses with respect to each store format will be allocated between the parties in accordance with each party’s sales at stores operating under such store format. Advertisement and marketing expenses not relating to a specific store format will be allocated between the parties in accordance with each party’s aggregate store sales.

        Customer Clubs. The Company will provide, directly or through other entities, management and operational services for the existing and any future customer club of the Company and Hyper Hyper. The parties will allocate between the Company and Hyper Hyper the expenses and cost of operating such customer clubs, including organizational costs of such customer club, costs of awards, marketing costs, operational and related employment costs and costs of benefits and discounts granted to such customer club members. Such allocation will differ according to the type of customer club. In the case of the existing customer clubs and any similar customer club established by the Company and Hyper Hyper in the future, the parties will allocate between the Company and Hyper Hyper the expenses and cost of operating such customers clubs in accordance with the aggregate customer club points awarded in each party’s stores. Such allocation will be done on a monthly basis. In the case of future customer clubs to be established by the Company together with third parties or in the form of a separate legal entity, Hyper Hyper and the Company will allocate between them the following items in accordance with the ratio between the aggregate purchasers of the members of such customer clubs in Hyper Hyper stores on one hand and the Company stores on the other hand: the Company’s share in amounts to be contributed to such customer clubs to fund the operations thereof, the Company’s share of the costs and expenses associated with such operations, income attributed to the Company through such customer clubs, and the Company’s share in the profits and losses arising from such customer clubs. Such allocation will be done on a quarterly basis. Such customer clubs will bear the costs of the benefits which each party will provide to the customer clubs’ members (other than any “bayad u miyad” benefits described below); such costs shall be determined based on the sale prices of the relevant products. Any customer club “bayad u miyad” benefits (i.e., the discounted purchase or gift of products made “on-the-spot” to a customer club member) will be funded by the party that provides such benefits.

        Gift Certificates; Electronic cards. The Company will provide Hyper Hyper with services in connection with gift certificates and electronic cards. The parties will allocate the costs derived from issuance of gift certificates between them in accordance with the ratio of redemptions of the gift certificates at each party’s stores.

        Other Services. The parties will allocate the costs and expenses of the following services (if such costs are not attributed to specific store(s)) in accordance with their respective stores’ monthly turnover: security, cleaning, cart gathering, employees training and guidance, and regional and brand operational management services.

        Officer Costs. Because the Company’s chief executive officer is also BSIP’s chief executive officer, BSIP will bear the cost of his employment by BSIP in the amount of NIS 640,000 per year. This amount is to be linked to changes in Israel’s consumer price index since May 2003, and is to be updated quarterly.

        Because BSIP’s controller is an employee of the Company, BSIP and/or Hyper Hyper is to bear the cost of his services to BSIP in the amount of NIS 439,000 per year. This amount is to be linked to changes in Israel’s consumer price index since December 2004, and is to be updated quarterly.

        Because the Company’s internal auditor also holds a position as BSIP’s internal auditor, BSIP is to bear the cost of her services to BSIP in the amount of NIS 370,000 per year plus VAT. This amount is to be linked to changes in Israel’s consumer price index since December 2004, and is to be updated quarterly.

        Elementary Insurance. The parties are to share elementary insurance expenses (including structure insurance, insurance for independent contractors, funds insurance, inventory insurance, vehicle insurance, third party liability insurance, employers liability insurance, etc.). The manner in which the insurance costs and expenses will be allocated between the parties will depend on the insurance involved as follows:

—	expenses associated with lost profits insurance, insurance for independent contractors, funds insurance and various other elementary insurance will be allocated based on the ratio between the aggregate revenues of the stores of the parties;
—	expenses associated with employers liability insurance will be allocated based on the ratio between the employment costs of the parties;
—	expenses associated with structure insurance, fire insurance, third party liability insurance, and umbrella claims insurance will be allocated based on the ratio between the insurance value of the premises operated by the parties;
—	expenses associated with refrigerated inventory insurance will be funded by the Company because the Company operates the Chain’s logistics center.

        Leasing of Property by the Company. For real property that the Company currently leases and/or may lease to BSIP and/or to Hyper Hyper, the existing arrangement among the Company, BSIP and/or Hyper Hyper will be renewed and extended in accordance with the following terms and conditions:

—	The term will be for up to ten (10) years from September 1, 2005;
—	The annual rent for property used for stores will be equal to the higher of 2% of the annual turnover of that store or 9% of the amount invested in that store by the Company, this amount is to be linked to changes in Israel’s consumer price index since the date of such investment;

—	The annual rent for property not used for stores will be 9% of the amount invested by the Company, this amount is to be linked to changes in Israel’s consumer price index since the date of such investment;
—	Rent payments will be charged and will be plausible on an annual basis; and
—	New lease agreements will be entered into on the basis of the terms set forth above provided that (i) the Audit Committee and the Board of Directors of both the Company and BSIP will approve each new lease agreement, (ii) the term of any such new lease agreement entered into within the ten year period commencing on September 1, 2005 will be 10 years from the date such new lease agreement for a particular property is executed, and (iii) the aggregate properties the Company leases to BSIP and/or Hyper Hyper may not exceed 80,000 square meters (i.e., 20% more than the area of the aggregate properties the Company currently leases to BSIP and/or Hyper Hyper).

        Leasing of property to the Company. For real property that BSIP and Hyper Hyper lease and/or may lease to the Company. The existing arrangement among the Company, BSIP and/or Hyper Hyper will be renewed and extended in accordance with the following terms and conditions:

—	The term will be up to ten (10) years from September 1, 2005;
—	The annual rent for property used for stores will be equal to the higher of 2% of the annual turnover of that store or 9% of the amount invested in that store by BSIP and Hyper Hyper, linked and adjusted to changes in Israel’s consumer price index as known at the day of the investment; however, with regard to the following properties, the annual rent will not be lower then the following amounts: (i) the property in Azorim, Netanya – NIS 252,323, (ii) the property in Tel Kabir, Tel Aviv – NIS 479, 810, (iii) the property on Belinson St., Petah-Tikvah – NIS 903,171, and (iv) the property in Ramat Aviv Gimel, Tel Aviv – NIS 1,772,473; these amounts are to be linked to changes in Israel’s consumer price index since March 2005 CPI;
—	The annual rent for property not used for stores will be 9% of the amount invested in that property by BSIP and Hyper Hyper, linked and adjusted to changes in Israel’s consumer price index as known at the day of the investment;
—	Rent payments will be charged and will be plausible on an annual basis; and
—	New lease agreements will be entered into on the basis of the terms set forth above provided that (i) the Audit Committee and the Board of Directors of both the Company and BSIP will approve each new lease agreement, (ii) the term of any such new lease agreement entered into within the ten year period commencing on September 1, 2005 will be 10 years from the date such new lease agreement for a particular property is executed, and (iii) the aggregate properties BSIP and/or Hyper Hyper lease to the Company may not exceed 45,000 square meters (i.e., 20% more than the area of the aggregate properties BSIP and/or Hyper Hyper currently lease to the Company).

        Expenses and Payments for Proceedings: To the extent permitted by law, in the event that either party (the “obligated party”) will be liable for any amounts related to its business activities, whether by virtue of legal proceeding, administrative proceeding, judgment, arbitration award, settlement agreement, administrative penalty or any other manner, the non- obligated party will indemnify the obligated party for the non-obligated party’s pro rata portion of such payment in accordance with its pro rata portion of the revenues earned by both parties in the category of activities (in the relevant period) with respect to which such proceeding was submitted. In the event that the relevant activity does not yield revenues, the allocation described above between the parties will be made in accordance with their respective quantitative share in such activity. In the event it is not feasible to determine the relevant period of time, the calculation will be based on each party’s proportional share of such activity in the previous calendar year.

        Term. The agreement will commence (enter into effect) as soon as the requisite approvals are obtained from the parties respective Audit Committee, Board of Directors and/or shareholders. The agreement will continue for an initial term of five (5) years and will automatically extend for three (3) additional five (5) year terms unless terminated by either party not less than six (6) months prior to the end of the term or the extension, as the case may be.

        It is proposed that at the General Meeting, the following Resolution be adopted:

“RESOLVED, that the Intercompany Agreement among the Company, Blue Square Chain Investments &Properties Ltd. and The Blue Square Chain (Hyper Hyper) Ltd. be, and hereby is, approved”

        Because certain controlling shareholders of the Company also serve as directors of BSIP, the approval of the terms of the Intercompany Agreement requires that either:

—	The majority of shares voted at the meeting (without taking into account abstentions) includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the transaction and who are participating in the voting, in person or by proxy, at the meeting; or
—	the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

        The Board of Directors and the Audit Committee recommend a vote FOR approval of the aforementioned Services Framework and Expenses Allotment Agreement.

ITEM 7 – RATIFICATION OF AN EMPLOYMENT AGREEMENT BETWEEN
MR. SHIMSHON FISHER AND THE COMPANY

        Pursuant to the Israeli Companies Law, the terms of employment by the Company of any controlling party or his/her relative requires the approval of the Audit Committee, the Board of Directors, and the shareholders voting at a general meeting of shareholders.

        Mr. Shimshon Fisher is the son of Yaakov Shalom Fisher. Mr. Yaakov Shalom Fisher is the Chairman of the Board of Directors of BSIP and is a director in Bronfman-Alon and the Company and owns approximately 50.2% of the equity interest in Bronfman Fisher Investments Ltd., which indirectly holds 26.5% of the equity interest of Bronfman-Alon, our controlling shareholder.

        Following approval by the Audit Committee and the Board of Directors, it is proposed that the general meeting ratify the employment agreement entered into between Mr. Fisher and the Company. Under the terms of the employment agreement with Mr. Fisher, the Company is to employ Mr. Fisher as a business development manager for Shefa Shuk as of June 1, 2004. In return for such services, the Company is to pay or provide to Mr. Fisher the following:

—	Monthly compensation in the amount of NIS 20,000. In addition, Mr. Fisher will be entitled to increases, from time to time, reflecting increases required by applicable law.

—	Recreation pay (received under Israeli law whether or not ill) (14 days per year for the first two years of employment (provided he has worked for one full year); 15 days per year for the third and fourth years of employment; and 16 days per year commencing with the fifth year of employment).

—	Use of a company car; education fund (Company to contribute amount equal to seven and a half percent (7.5%) of monthly salary, and Mr. Fisher to pay two and a half percent (2.5%) of monthly salary); and saving fund (Company to contribute amount equal to one and a half percent (1.5%) of monthly salary, and Mr. Fisher to pay one and a half percent (1.5%) of monthly salary).

—	Managers insurance (Company to pay contribute amount equal to fourteen and one third percent (14.33%) of monthly salary, and Mr. Fisher to pay five percent (5%) of salary).

—	One extra month’s salary each year payable in two installments every six months.

—	Reimbursement for food and lodging spending (up to maximum 18 days per year).

—	Profit grant, if such grant will be paid to the Company’s employees.

—	Vacation pay (20 days during the first two years of employment and 22 days during the third and all subsequent years) and sick pay (25 days per year).

        Either party may terminate the agreement without cause, by providing one-month prior written notice during the first year of employment and three months’ prior written notice thereafter.

        Under the agreement, Mr. Fisher is bound by a duty of confidentiality which is to remain in force after the termination of his employment. Mr. Fisher also agreed not to compete with the Company during the term of his employment and for a period of twelve months thereafter.

        Mr. Shimshon Fisher’s terms of employment described above are congruent with the Company’s standard terms of employment for employees that hold positions that are comparable to Mr. Shimshon Fisher’s position and with applicable collective bargaining agreements.

        It is proposed that at the General Meeting the following resolution be adopted:

        “RESOLVED, that the employment agreement between Mr. Fisher and the Company, be, and hereby is, approved and ratified.”

        Because Mr. Fisher is a relative of Mr. Yaakov Shalom Fisher, who may be considered a “controlling shareholder” under the Companies Law, the approval of the terms of his employment agreement requires that either:

—	The majority of shares voted at the meeting (without taking into account abstentions) includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the transaction and who are participating in the voting, in person or by proxy, at the meeting; or
—	The total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

        The Board of Directors and the Audit Committee recommend a vote FOR ratification of the aforementioned employment agreement with Mr. Fisher.

ITEM 8 – APPROVAL OF AN ARRANGEMENT BY WHICH CERTAIN EMPLOYEES
OF ALON ISRAELI OIL COMPANY LTD., PALACE CANDLESINC., AFRICA
ISRAEL INVESTMENTS LTD., AND THEIR RESPECTIVE AFFILIATES AND IKEA
RECEIVE DISCOUNTS ON THEIR PURCHASES AT COMPANY STORES

        Pursuant to the Israeli Companies Law, any extraordinary transaction between a company and a controlling shareholder and any extraordinary transaction between a company and an entity in which the controlling shareholder has a personal interest requires the approval of the Audit Committee, the Board of Directors, and the shareholders voting at a general meeting of shareholders.

        Following approval by the Audit Committee and the Board of Directors, it is proposed that the general meeting approve the arrangement by which certain employees of Dor Alon Group, Palace Candles Group, Africa Israel Group, and IKEA receive discounts on their purchases at Company stores. This arrangement has been approved by the Audit Committee, the Board of Directors and shareholders of BSIP.

        Employees of the Blue Square Chain receive discounts on their purchases at the Chain stores, including Company stores and Hyper Hyper stores. In order to promote among such employees the concept of the Company and Hyper Hyper as a member of a larger group of companies that, on one hand, operate diverse businesses, and, on the other hand, cooperate for the benefit of the larger group, the Company and Hyper Hyper reached an understanding with its affiliates which would enable (i) certain employees of Dor Alon Group, Palace Candles Group, Africa Israel Group and IKEA to benefit from the same discounts granted to employees of the Blue Square Chain, as such discounts may be adjusted from time to time, and (ii) employees of the Blue Square Chain and their spouses to benefit from various discounts granted by Dor Alon Group, Palace Candles Group, Africa Israel Group, and IKEA.

        As of the date hereof, the employees of the Blue Square Chain benefit from the following discounts:

—	14% discount in "Super Center" chain stores;
—	9% discount in "Mega" chain stores; and
—	4% discount in "Shefa Shuk" chain stores.

        As of the date hereof, the following employees will be entitled to benefit from these discounts: 270 Dor Alon Group employees, 65 Palace Candles Group employees, 250 Africa Israel Group employees, and 300 IKEA employees.

The above-mentioned discount will be limited to a cap of NIS 7,000 per employee per month.

        It is proposed that at the General Meeting the following resolution be adopted:

        “RESOLVED, that the arrangement by which certain employees of Alon Israeli Oil Company Ltd., Palace Candles Inc., Africa Israel Investments Ltd., and each of their respective affiliates, and Blue Square Furniture Ltd. receive discounts on their purchases at Company stores, be, and hereby is, approved.”

        Because the arrangement may be considered to be with a controlling shareholder and is a transaction with entities in which controlling shareholders have a personal interest, the approval of the terms of the arrangement requires that either:

—	The majority of shares voted at the meeting (without taking into account abstentions) includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the transaction and who are participating in the voting, in person or by proxy, at the meeting; or
—	The total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

        The Board of Directors and the Audit Committee recommend a vote FOR approval of the aforementioned arrangement between the Company, Dor Alon Group, Palace Candles Group, Africa Israel Group and IKEA.

ITEM 9: APPROVAL OF THE AGREEMENTS INVOLVING THE COMPANY,
DOR ALON ENERGY ISRAEL (1988) LTD, CREDIT CARD FOR ISRAEL LTD.,
AND DINERS CLUB ISRAEL LTD.

        Pursuant to the Israeli Companies Law, any extraordinary transaction between a company and another entity in which the controlling shareholder(s) of the company have a personal interest requires the approval of the Audit Committee, the Board of Directors, and the shareholders voting at a general meeting of shareholders. Because Dor Alon Energy is controlled by a controlling shareholder of the Company, and Credit Card for Israel Ltd. (“CAL”), the controlling shareholder of Diners Israel, is controlled by Israel Discount Bank Ltd. regarding which Mr. Mathew Bronfman entered into an agreement for the acquisition of control from the State of Israel, the agreements described below require such approvals.

        In connection with the establishment of the Customer Club (see Item 10 below), it is proposed that the general meeting approve the agreements described below involving the Company, Dor Alon Energy, CAL and Diners Israel. The material terms and conditions of these agreements are as follows:

        Stock Purchase Agreement – General. The Company entered into a Stock Purchase Agreement among the Company and Dor Alon Energy, on one hand, and Diners Israel and CAL, on the other hand (the “Stock Purchase Agreement”), dated as of November 29, 2005. The Company and Dor Alon Energy will purchase from CAL 49% of the stock of Diners Israel (the “Purchased Stock”). The Company will purchase 36.75% of the stock of Diners Israel and Dor Alon Energy will purchase 12.25% of the stock of Diners Israel. The purchase price of the Purchased Stock will be NIS 21,315,000 (the “Purchase Price”), of which 75% is payable by the Company and 25% is payable by Dor Alon Energy. CAL will loan the Company and Dor Alon Energy their respective portion of the Purchase Price (the “CAL Loan”). In addition, the parties agreed that Diners Israel’s equity capital will be made available to fund the operations of the Customer Club.

        Stock Purchase Agreement – the CAL Loan. The CAL Loan will have the following terms: (i) an eight (8) year term, (ii) interest rate of 6% per annum plus additional interest payable due to the loan being “linked” to the Israeli Consumer Price Index (“CPI Linkage Payments”), (iii) the principal, interest and CPI Linkage Payments (if any) are all due and payable at the end of the eight (8) year term, (iv) the Company and Dor Alon Energy will pledge the Purchased Stock in favor of CAL as security for the repayment of the loan, (v) during the first six years of the term of the loan, the loan will be a non-recourse loan, i.e., in the event of the Company or Dor Alon Energy not repaying the loan, CAL may seize only the pledged Purchased Stock and not any other asset of the Company or Dor Alon Energy, and (vi) the Company and Dor Alon Energy may cancel the CAL Loan by returning the Purchased Stock back to CAL at the fourth anniversary of the issuance of the first Diners Israel credit card to a member of the Customer Club (the date of such issuance is referred to herein as the “Issuance Date”).

        Stock Purchase Agreement – Conditions to Closing. The obligation of the Company and Dor Alon Energy to consummate the transactions contemplated by the Stock Purchase Agreement is subject to the fulfillment of the certain condition including without limitation, the approval of certain governmental authorities and the authorized corporate bodies of the parties.

        Stock Purchase Agreement – Rights to Diners Israel Net Income. The Company and Dor Alon Energy will entitled to their share of the net income of Diners Israel arising from Customer Club based on their respective ownership percentages of Diners Israel stock. The net income of Diners Israel arising from its other activities (i.e., those activities other then the Customer Club) shall be allocated to the Company and Dor Alon Energy in accordance with various ratios determined based on the number of active credit cards issued to members of the Customer Club from time to time, if certain target numbers of such issued credit cards are met. In addition, in the event such certain target numbers are not met, the Company and Dor Alon Energy may, during the first three years following the Issuance Date, purchase the right to the net income of Diners Israel arising from such other activities through a one-time payment.

        Stock Purchase Agreement – Management of Diners Israel. CAL will appoint the chairman of the Board of directors of Diners Israel and the majority of the members of the board of directors, and the Company and Dor Alon Energy will appoint the other members of the board of directors of Diners Israel. The chief executive officer of Diners Israel will not be an officer of CAL. The parties have agreed on the identity of the first chief executive officer. The Company and Dor Alon Energy will have veto rights regarding certain matters. During the period following the execution of the Stock Purchase Agreement and prior to the consummation of the transactions contemplated thereby, certain management procedures will be implemented in order to protect the rights of the Company and Dor Alon Energy.

        Stock Purchase Agreement – Termination. The Company and Dor Alon Energy may terminate the Stock Purchase Agreement by returning the Purchased Stock back to CAL at the fourth anniversary of the Issuance Date and canceling the CAL Loan. Under certain other circumstances, each of the Company and Dor Alon Energy on one hand, and CAL on the other hand, have the right to terminate the Stock Purchase Agreement. Upon such termination, the Company and Dor Alon shall prepay the CAL Loan by returning the Purchased Stock back to CAL and receive 49% of any increase in the value of Diners Israel that occurred since the Issuance Date. These circumstances include the following events: (i) if certain target numbers of issued Customer Club Credit Cards will not have been met by the fourth anniversary or sixth anniversary of the Issuance Date, or (ii) the Customer Club ceases to function or the Customer Club Agreement is terminated (each, a “Milestone”). In addition, the Company and Dor Alon Energy have the option to terminate the Stock Purchase Agreement and prepay the CAL Loan in kind by returning to CAL the Purchased Stock in the event the agreement between Diners Israel and Diners International containing certain minimal terms is not renewed or the representations made by Cal or Diners Israel in the Stock Purchase Agreement are breached.

        Stock Purchase Agreement – Restrictions on Transfer. Any transfer of stock of Diners Israel by the Company or any other shareholder of Diners Israel is subject to the right of first offer or right of first refusal, and the tag-along right of the non-transferring shareholders.

        Customer Club Agreement – General. The Company entered into a Customer Club Agreement among the Company and Dor Alon Energy, on one hand, and Diners Israel, on the other hand (the “Customer Club Agreement”), dated as of November, 29, 2005. According to the Customer Club Agreement, members of the Customer Club will receive either identity cards or a Diners Israel credit card. Diners Israel will (i) issue and deliver credit cards to Customer Club members, (ii) bear the costs of such issuance and delivery, and (iii) provide certain services to the holders of such credit cards, including without limitation, clearing services, a points accrual system and extensions and management of credit. The customer recruitment program of the Customer Club will be agreed upon by the Customer Club and Diners Israel. The Customer Club and Diners Israel will both bear the costs of such recruitment program and publicity costs. In addition, the parties agreed upon certain clearing fees and other financial benefits.

        Customer Club Agreement – Effectiveness. The effectiveness of the Customer Club Agreement is conditioned on the consummation of the transactions contemplated by the Stock Purchase Agreement.

        Customer Club Agreement – Operations. The Customer Club will seek to increase the purchases by Customer Club members’ from Company stores and Dor Alon Energy stores. The Customer Club will grant benefits to the Customer Club members, provided that the Customer Club will grant significantly better benefits to those Customer Club members holding a Diners Israel credit card as compared to those Customer Club members holding only a Customer Club identity card. All the financial transactions of the Customer Club members holding a credit card through the Customer Club will be conducted through Diners Israel. The Customer Club may add monthly publications and marketing materials to the documents sent by Diners Israel to the Customer Club members each month, provided that the Customer Club will bear the costs pertaining to such additional mailings to the extent the aggregate weight of such packages exceeds a certain weight. Diners Israel will participate in the funding of the Customer Club’s publicity campaign and will provide to the members of the Customer Club various financial benefits.

        Customer Club Agreement – Non-Competition: The Company and Dor Alon Energy may not enter into any arrangement with any credit card company pertaining to the Customer Club other then Diners Israel. CAL and Diners Israel may not enter into any arrangement with any consumer club affiliated with any retail chain or a gas station business other than the Customer Club.

        Alternative Customer Club Agreement – Term. The Company entered into an Alternate Customer Club among the Company and Dor Alon Energy, on one hand, and Diners Israel, on the other hand (the “Alternative Customer Club Agreement”), dated as of November 29, 2005. The Company, Dor Alon Energy, CAL and Diners Israel agreed that, commencing on the Issuance Date, an Alternative Customer Club Agreement will govern the Customer Club (i) until the consummation of the transactions contemplated by the Stock Purchase Agreement and/or (ii) in the event the transactions contemplated by the Stock Purchase Agreement are not consummated, in which case, the Alternative Customer Club Agreement will terminate on the third anniversary of the Issuance Date.

        Alternative Customer Club Agreement – Operations. During the term of the Alternative Customer Club Agreement, the Customer Club will operate in accordance to the terms of the Customer Club Agreement, subject to the following: (i) the Customer Club will not be obligated to extend benefits to the Customer Club Members, and (ii) various arrangements regarding clearing fees and the reimbursement of expenses by Diners Israel to the Customer Club will enter into effect. Two years after the Issuance Date, the Customer Club may nullify the Alternative Customer Club Agreement and enter into arrangements with third parties if the Customer Club receives a more favorable arrangement from such third parties (and Diners Israel does not match the terms of such arrangement). In addition, under the Alternative Customer Club Agreement, the Customer Club may demand that the terms of the Alternative Customer Club Agreement be with CAL, rather than with Diners Israel, in which event the term of the Alternative Customer Club Agreement shall be extended until three years after the date of the transfer of the agreement to CAL on the condition that CAL bears the costs associated with the transfer of the agreement to CAL.

        Services Agreement between CAL and Diners Israel the (“Services Agreement”) – Background. Under the Services Agreement, CAL provides Diners Israel all the internal systems and functions that are used in the business of Diners Israel, including all employees and operations, finance, marketing platforms. In fact, Diners Israel is a company without any employees of its own. As such, its business is entirely dependent on CAL’s provision of such services. The Services Agreement sets forth a mechanism for the calculation and adjustment of the schedule of fees payable by Diners Israel to CAL in consideration for the provision by CAL of such services. In the event the transactions contemplated by the Stock Purchase Agreement are consummated, neither CAL nor Diners Israel may amend any term in the Services Agreement, including without limitation the fee schedule set forth therein, without the prior consent of the Company or Dor Alon Energy; provided, that once every five years any party has the option to examine the fee schedule through an independent party on the basis of the same methodology used to determine the original fee schedule.

        It is proposed that at the General Meeting the following resolution be adopted:

        “RESOLVED, that the agreements described above regarding the purchase by the Company of shares of Diners Club Israel Ltd. from Credit Card for Israel Ltd., and the collaboration with Diners Club Israel Ltd. regarding the customer club established by the Company and Dor Alon Energy be, and hereby are, approved.”

        Because these agreements may be considered to be with controlling shareholders and involve transactions with entities in which controlling shareholders have a personal interest, the approval of the terms of the arrangement requires that either:

—	The majority of shares voted at the meeting (without taking into account abstentions) includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the transaction and who are participating in the voting, in person or by proxy, at the meeting; or
—	The total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

        The Board of Directors and the Audit Committee recommend a vote FOR approval of the aforementioned agreements.

ITEM 10: CUSTOMER CLUB

        Pursuant to the Israeli Companies Law, any extraordinary transaction between a company and another entity which is a controlling shareholder of the company requires the approval of the Audit Committee, the Board of Directors, and the shareholders voting at a general meeting of shareholders. Because Dor Alon Energy is controlled by a controlling shareholder of the Company, the agreement described below requires such approvals.

        Pursuant to an agreement between them, the Company and Dor Alon Energy (together with the Company, the “Partners” and each, a “Partner”) agreed to (i) form a partnership (the “Partnership”) in which the Company will hold a 75% interest and Dor Alon Energy will hold a 25% interest, (ii) establish and manage a joint customers club (the “Customer Club”) through the Partnership and (iii) enter into an arrangement with a credit card company (see item 9 above). The Customer Club’s goal is to promote customer loyalty to the partners by, among other things, granting exclusive benefits to Customer Club members, including establishing a points based reward mechanism, providing certain services or products under preferred terms and benefits at other businesses that would join the Customer Club as secondary businesses; all as determined from time to time by the management of the Partnership.

        The Company believes that the Customer Club may benefit the Blue Square Chain by increasing its customer base, increasing the aggregate amount of each customer’s purchases, increasing the geographic spread of such customer’s purchases and sharing the costs and risks associated with the management and operation of the Customer Club.

        The Company and Dor Alon Energy shall own 75% and 25%, respectively, of the partnership interests in the Partnership. No Partner may dissolve or demand the dissolution of the Partnership or terminate its partnership interest in the Partnership unless all Partners unanimously decide on such dissolution or termination. In the event any Partner desires to sell its partnership interest in the Partnership, such selling Partner shall offer to sell such partnership interest to the other Partner at a price to be set based on a valuation. In the event such other Partner shall refuse to purchase such partnership interest from the selling Partner, the selling Partner may dissolve or demand the dissolution of the Partnership.

        Each Partner shall provide its customer database to the Customer Club, subject to applicable privacy laws. In the event any Partner terminates its partnership interest in the partnership, both parties may continue to use the Customer Club member database.

        Initially, the Company will employ the manager of the Customer Club and the Partnership will reimburse the Company for the salary of such manager and for any other expense incurred by the Company pertaining to the employment of such manager. Afterwards, the manager of the Customer Club will become the employee of the Partnership.

        The Partnership will be governed by a managers board (the “Board”), which will be comprised of six (6) members. The Company shall have the right to appoint four (4) members of the Board, one of which shall serve as the chairman of the Board, and Dor Alon Energy shall have the right to appoint two (2) members of the Board. The decisions of the Board will be made by majority vote except for decisions regarding certain matters that will require a unanimous vote.

        Each Partner will contribute funds to the Partnership on a monthly basis based on the following criteria: (i) each partner will contribute a certain percentage of all the purchases made by each Customer Club member in its businesses, for the benefit of such member, to the extent such purchases exceed a certain amount, and (ii) the aforesaid percentage and amount applicable to the Company will be twice the aforesaid percentage and the amount applicable to Dor Alon Energy. The Partners may amend these criteria, provided that the ratio between the Partners’ contribution obligations shall remain the same. The funds so contributed to the Partnership will be used to fund Customer Club members’ benefits. The allocation of the Partnership’s net income, or net losses, shall be made to the Partners in proportion to their partnership interests (i.e., 75% to the Company and 25% to Dor Alon Energy).

        The Customer Club may provide, at the discretion of the Board, additional benefits to Customer Club members that make purchases during the same month at the stores or other businesses of both Partners. Other than as set forth below regarding “bayad u miyad” benefits, the Customer Club will fund the costs of the benefits it will provide to its members. Any Customer Club “bayad u miyad” benefits (i.e., the discounted purchase or gift of products made “on-the-spot” to a Customer Club member) will be funded by the Partner at which store or other business such “bayad u miyad” benefit was provided.

        It is proposed that at the General Meeting, the following Resolution be adopted:

“RESOLVED, that the Agreement among the Company and Dor Alon Energy Israel (1988) Ltd. described above be, and hereby is, approved”

        Because Dor Alon Energy is controlled by a controlling shareholder of the Company, the approval of the terms of the Agreement requires that either:

—	The majority of shares voted at the meeting (without taking into account abstentions) includes at least one third (1/3) of the shares of shareholders who do not have a personal interest in the approval of the transaction and who are participating in the voting, in person or by proxy, at the meeting; or
—	the total number of shares voted against the proposal by shareholders without a personal interest does not exceed one percent (1%) of the aggregate voting rights in the Company.

        The Board of Directors and the Audit Committee recommend a vote FOR approval of the aforementioned Agreement.

OTHER BUSINESS

        Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

David Wiessman
By Order of the Board of Directors
Chairman of the Board
Dated: January 13, 2006